April 2, 2018

John Reynolds
Assistant Director
Office of Beverages, Apparel, and Mining
United States Securities and Exchange Commission
Washington DC 20549

Re: Ithrive PH, Inc.
Offering Statement on Form 1-A
 Filed April 13, 2017
File No. 024-10692

Dear Mr. Reynolds:

Please accept this correspondence as my client's response to the Commission's most recent letter dated March 22, 2018.

1. Please amend to include your balance sheet as of December 31, 2016 and income statement for the period from September 21, 2016 (inception) through December 31, 2016. Refer to Part F/S, paragraphs (b)(3)-(4) and (c), of Form 1-A.

This has been done. In addition, audited financial statements for 2017 have been substituted for the previously filed interim financial statements.

2. Please provide a currently-dated consent from your independent auditor. Refer toItem 17, paragraph 11, of Form 1-A.

This has been done.

Also, please not that we have updated and filed the most recent Testing the Waters materials, as discussed in our recent telephone call with Mr. Burr.
Please do not hesitate to contact me if you have further comments or questions.

Very Truly Yours,

Kendall A. Almerico

Florida Office 4350 West Cypress Street #275 Tampa, Florida 33607		Washington DC Office 1440 G Street NW Washington DC 20005
Cell: (813) 309-6258 DC Office: (202) 370-1333 E-mail: AlmericoLaw@gmail.com www.Almerico.com Member of the Florida Bar